UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                             FORM N-17f-2                    OMB APPROVAL
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                                                     OMB Number:       3235-0360
Certificate of Accounting of Securities and Similar  Expires:      July 31, 2003
           Investments in the Custody of             Estimated average burden
          Management Investment Companies            hours per response.....0.15
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                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.  Investment Company Act File Number:              Date examination completed:

811 - 3056                                           April 30, 2003

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2.  State identification Number:
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      AL          AK          AZ          AR            CA           CO
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      CT          DE          DC          FL            GA           HI
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      ID          IL          IN          IA            KS           KY
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      LA          ME          MD          MA            MI           MN
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      MS          MO          MT          NE            NV           NH
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      NJ          NM          NY          NC            ND           OH
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      OK          OR          PA          RI            SC           SD
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      TN          TX          UT          VT            VA           WA
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      WV          WI          WY          PUERTO RICO
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      Other (specify):
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3.  Exact name of investment company as specified in registration statement:

      Tridan Corp.
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4.  Address of principal executive office (number, street, city, state, zip code):

      477 Madison Avenue
      New York, NY 10022
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

[LOGO]
Leslie Sufrin and Company, P.C.
Certified Public Accountants

134 West 29th Street
New York, NY 10001
Ph. 212.696.4800
Fx. 212.481.1638 / 1696

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Tridan Corp.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Tridan Corp. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion, based on our examination, on management's assertion about the Company's compliance.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests, performed as of April 30, 2003, and with respect to the agreement of security purchases and sales, for the period from February 28, 2003 (the date of our last examination), through April 30, 2003:

o Count and inspection of all securities located in the vault of Bank of New York, at One Wall Street, New York, NY 10005, held on behalf of JP Morgan Chase Bank, Inc. ("JP Morgan"), as custodian, on behalf of Tridan Corp.

o Confirmation of all securities held by Bank of New York, at 100 Barclay Street, New York, NY 10286, in book entry form, on behalf of JP Morgan, as custodian, on behalf of Tridan Corp.

o Reconciliation of all such security positions, as recorded on the books and records of the Company to the aforementioned confirmation or security count and instection.

o Agreement of all security purchases and all security sales or maturities since the date of our last examination, as recorded on the books and records of the Company, to transaction advices.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, based on our examination, management's assertion that Tridan Corp. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940, as of April 30, 2003, with respect to securities reflected in the investment account of the Company (subject to the letter dated April 2, 2003 from Mr. Peter McGuiness, Managing Director of J.P. Morgan, addressed to Mr. I. Robert Harris, General Counsel and Secretary of Tridan Corp., a copy of which letter is annexed hereto and made a part of hereof) is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Tridan Corp. and the Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.


      /s/ Leslie Sufrin and Company, P.C.

New York, NY
July 22, 2003

                 Management Statement Regarding Compliance with
                Rule 17f-2 of the Investment Company Act of 1940

      Management of TRIDAN CORP. (the "Company") is responsible for establishing and maintaining effective internal controls over compliance with the requirements of subsections (b) and (c) of Rule 17f-2. We have reviewed the Company's compliance with said requirements as of April 30, 2003. Based upon that review, to our knowledge the Company was in compliance in all material respects with said requirements as of that date with respect to securities reflected in the investment account of the Company, subject to the statements set forth in letter dated April 2, 2003 from Peter J. McGuinness, Managing Director of J.P. Morgan Chase Bank, addressed to I. Robert Harris, General Counsel and Secretary of Tridan Corp., a copy of which letter is annexed hereto and made a part hereof.

                                        TRIDAN CORP.


                                        By:           s/ Peter Goodman
                                            ------------------------------------
                                                  Peter Goodman, President

Dated: July 22, 2003

                          [LOGO] JPMorgan Private Bank

                                  April 2, 2003

I. Robert Harris, Esq.
Kantor, Davidoff, Wolfe, Mandelker & Kass, PC
51 East 42 Street
New York, NY 10017

Dear Mr. Harris:

In response to your letter to me dated March 21, I am enclosing account valuation statements of the assets held, as of September 30, 2002, by JPMorgan Chase Bank (the "Bank"), as custodian, for Tridan Corp. (Principal and Income accounts). I hereby confirm that as of September 30, 2002, this was a complete listing of the securities held by us for Tridan, and that our records showed no liens or encumbrances on these securities, nor did our records indicate that the securities were pledged or hypothecated.

All securities placed in custody with the Bank by a client, whether pursuant to a pure custody arrangement, or an investment management mandate, remain the property of the client and do not become the property of the Bank. As such, the securities are not subject to claims of creditors of the Bank.

Substantially all (i.e., over 95% of the market value) of the assets held in custody by us are held in electronic form and are segregated by way of electronic recordkeeping entries, and often are held by us in conjunction with intermediary custodians and/or securities depositories. As such, there are only a limited number of securities held by us in physical form. Custody of securities in electronic form and the related electronic recordkeeping entries enable the custodian to speed interest payments on bonds to their respective rightful owners, as well as ensure timely securities clearance and transactions settlement. Finally, holding securities in electronic form comports with contemporary custodial practices and commercial law (e.g. see, Uniform Commercial Code Article 8). In our opinion, it would be impractical and untenable to manage a prudently diversified and broad portfolio of securities with custody of those securities held only in physical certificate form.

The relatively few securities that are held by the Bank in physical certificate form (i.e., less than 5%) consist almost entirely of demand notes. Tridan's share of those securities is a small fraction of the total position held by the Bank's clients in each of those assets (i.e., less than 1% in most cases). As in the case of securities held in electronic form, the physically certificated securities are held in the Bank's name as custodian, and Tridan's holdings are segregated by way of electronic entries. The purchase and holding of large positions in such securities results in investment benefits and price and transaction cost efficiencies which would not be available for the small denominations held in Tridan's portfolio. Neither JPMorgan Chase, nor, we believe, any other investment manager purchases or holds such demand notes in physical form in the specific denomination levels at which Tridan Corp. is currently invested in them. We believe these are very attractive investments which would not otherwise be available for Tridan's portfolio.

     JPMorgan Chase Bank o 345 Park Avenue, Floor 7, New York, NY 10154-1002

                Telephone: 212 464 1363 o Facsimile: 212 464 0401
                          peter.mcguinness@jpmorgan.com

"JPMorgan Private Bank" is the marketing name for the private banking activities conducted by J.P. Morgan Chase & Co. and its subsidiaries.

I. Robert Harris, Esq.
Page 2

As required by New York law, the Bank keeps property held by it in its role as a custodian segregated in electronic recordkeeping form from the Bank's own property. Furthermore, securities are segregated in electronic recordkeeping form from other client assets. This mandatory segregation requirement is, among other things, intended to protect assets which are held by a bank as custodian, investment manager, trustee or co-trustee against the claims of creditors of that bank.

If the Bank were to become insolvent, the New York Superintendent of Banks or the Federal Deposit Insurance Corporation (FDIC) as liquidator or receiver, respectively, would be required by Section 617 of the New York Banking Law to turn over to the Bank's client any securities in that client's custodial, investment management or trust account.

Finally, I should point out that the Bank and certain of its nonbank subsidiaries are subject to direct supervision and regulation by various federal and state authorities (many of which will be considered "functional regulators" under Gramm-Leach-Bliley Act). JPMorgan Chase Bank as a New York State-chartered bank and a state member bank, is subject to supervision and regulation by the New York State Banking Department as well as by the Federal Reserve Board and the FDIC. Supervision and regulation by each of the foregoing regulatory agencies generally includes comprehensive annual reviews of all major aspects of the relevant bank's business and condition, as well as the imposition of periodic reporting requirements and limitations on investments and other powers.

If you have any questions, please do not hesitate to contact me.

                                        Sincerely,


                                           s/ Peter J. McGuinness

                                        Peter J. McGuinness
                                        Managing Director

cc:   Brian M. Conboy (Leslie Sufrin & Co.)
      Barry J. Mullen

     JPMorgan Chase Bank o 345 Park Avenue, Floor 7, New York, NY 10154-1002

                Telephone: 212 464 1363 o Facsimile: 212 464 0401
                          peter.mcguinness@jpmorgan.com

"JPMorgan Private Bank" is the marketing name for the private banking activities conducted by J.P. Morgan Chase & Co. and its subsidiaries.